

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 10, 2009

Dr. Weixing Wang
President and Chief Executive Officer
ANV Security Group, Inc.
2105 – 11871 Horseshoe Way
Richmond, BC V7A 5H5 Canada

> **Re: ANV Security Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed October 20, 2009**
> **File No. 000-34489**

Dear Dr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Based upon the number of record holders, we note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose

not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Explanatory Note

2. Please include an explanatory note after your cover page indicating that you are voluntarily registering your common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Item 1: Business, page 2

3. We note that your EDGAR submission contains numerous errors in the conversion of your filing to the EDGAR format (e.g., "¡¡ãB.G. S. Energy, Inc.¡¡À," "(¡¡ãCANV¡¡À), etc."). Please correct these errors in your amendment.

4. We note that you reference industry research when discussing the worldwide market for security equipment and video surveillance, such as those provided by Frost & Sullivan and IDC. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Operations and Development Plan, page 3

5. We note your reference in paragraph two to your systems being employed by, among others, governments in Canada, the United States, and China. Please revise to provide more specificity regarding which governments are using your products.

Item 2: Financial Information

Fiscal Year ended March 31, 2009 compared to Fiscal Year ended March 31, 2008

6. You state that Canada is the first and smallest of your three initial planned roll outs. Please expand your disclosure to discuss the other planned roll outs and your expectation of how these will impact your future financial condition and results of operation. Quantify your estimates to the extent practicable.

First Quarter FY 2010 v First Quarter FY 2009

Net Loss, Comprehensive Loss, page 22

7. Please revise to provide more fulsome disclosure concerning the underlying drivers of your results. For example, please revise to quantify your "large intangible assets,"

and explain how they resulted in the "large" foreign transaction adjustments you reference in the second paragraph.

Liquidity and Capital Resources

8. Please disclose whether management believes the company will be able to generate sufficient cash from operations during the next 12 months to meet operating expenses, planned capital expenditures, as well as the cash requirements from being a public company. If not, disclose management's viable plan to meet any shortfall.

9. We note that on page eight you disclose that you have entered into letters of intent to acquire several other companies. Please revise this section to disclose the material terms of these proposed transactions and whether or not they will have a material effect on your future financial condition and results of operations, and if so, how.

Consolidated Statements of Operations, page F-3

10. It appears that you have calculated net loss per share – basic and diluted for the years ending March 31, 2009 and 2008 using comprehensive loss in the numerator. Please amend to calculate this measure using net loss in the numerator. See FASB ASC 260-10-50-1.

Note 14 – Segment Information, page 43

11. We note that you operated in "two reportable business segments," even though you present three: "(1) sales of security devise and units (2) installation service and (3) monthly monitoring service." We also note that you present sales, cost of sales, and gross profit. Please amend to add all of the segment reporting measures required by FASB ASC 280-10-50-22.

Age of Financial Statements, pages 45-46

12. Update the financial statements and other financial information in the filing to include the interim period ended September 30, 2009. Please refer to the guidance in Rule 8-08 of Regulation S-X.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me at with any other questions.

Sincerely,

/s/ Paul Fischer

for Larry Spirgel
Assistant Director

cc: by facsimile to (914) 693-2963
        Frank Hariton